Exhibit 8.1 Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity
Argenpay S.A.U	Republic of Argentina	Electronic payment services
Macro Bank Limited	The Bahamas	Banking Services
Macro Securities S.A.	Republic of Argentina	Securities Agent and Brokerage Services
Macro Fiducia S.A.	Republic of Argentina	Trust Services
Macro Fondos S.G.F.C.I. S.A.	Republic of Argentina	Mutual Fund Administration
Fintech SGR (structured entity) Macro Agro S.A.U.	Republic of Argentina Republic of Argentina	Granting of Gurantees Grain Brokerage
Banco BMA S.A.U.	Republic of Argentina	Financial entity
BMA Valores S.A.	Republic of Argentina	Stock exchange services
BMA Asset Management S.A.	Republic of Argentina	Management of mutual funds